Exhibit 99.8

NICE Actimize Introduces ACTone – The Market’s First AI-Enabled
Financial Crime Investigation Management Platform

NICE Actimize’s “ACTone” improves decision making and reduces investigation time for a single alert by up to 70 percent

Hoboken, N.J., March 21, 2018 – Autonomous is here! As financial services organizations turn to automation to improve efficiency and provide cost reductions, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, is releasing its new Actimize ACTone, an artificial intelligence-enabled investigation management system that serves as the next generation alert and case management platform for financial services organizations (FSOs). NICE Actimize’s “ACTone” reduces investigation time for a single alert by up to 70 percent and improves analyst’s decision making.

Leveraging the Autonomous Financial Crime Management (AFCM) approach and AI-driven automation, Actimize ACTone transforms financial crime investigations and compliance operations by introducing analytics and automation at every step of the financial crime detection, investigations and operations process. This powerful combination of features and technologies enables FSOs to deploy an intelligent virtual workforce (or robots) for collaboration with human investigators and enables a complete paradigm shift in tackling financial crime investigations.

NICE Actimize’s ACTone provides a unified platform to manage alerts and cases from a wide ecosystem of financial crime solutions. With this approach, any financial crime system can be transformed by applying AI-enabled robotics and automation to its ecosystem. “ACTone” refers to “one platform” for any financial crime solution. Together with NICE Actimize’s Autonomous Financial Crime Management approach, they provide the key to better resource utilization, increased accuracy and productivity, and improved return on investment.

Joe Friscia, President, NICE Actimize
“This paradigm shift, as reflected in our release of the new ACTone investigation management system is another proof-point in our march towards bringing the vision of Autonomous Financial Crime Management to reality. ACTone seamlessly merges technology and data to both improve productivity and to turn raw data into actionable intelligence. In an autonomous world, instead of machines assisting humans to complete work, humans will assist the machines. With financial criminals getting smarter every day, it’s time for us to do the same. This is why we are so committed to our vision of Autonomous Financial Crime management which provides these benefits and more as we attack all aspects of financial crime.”

Shirley W. Inscoe, Senior Analyst, Aite Group
“As financial crime attempts continue to increase, financial institutions can be overwhelmed, and they cannot always increase staff to handle higher alert volumes. Using automation to gather data and perform some steps of the investigation will enable analysts to be more efficient and disposition more alerts daily without sacrificing work quality.”

Key capabilities of the new Actimize ACTone Investigation Manager also include:
•	Entity Insights™: Discovers visual relationships across entities, as well as connections between alerts and entities, which serves to uncover risks and reveal deeper insights.
•	Virtual Workforce: Eliminates manual data gathering and significantly reduces operational costs and errors with easy-to-configure robotics process automation.
•	Entity Risk: Assigns a dynamic risk score to every entity using machine learning to help analysts better prioritize their efforts and make faster decisions.
•	Activity Center: Provides immediate notifications on changes to any case or work item, whether that action is taken by other analysts or robots, enabling unmatched collaboration.
•	Visual Storytelling and Modern User Experience: Offers intuitive navigation with maximized real-estate utilization and graphical data representations which provide instant insights.

Actimize ACTone Investigation Manager, based on the widest set of financial services organization real-life investigation scenarios in the market, will first be included in NICE Actimize’s Suspicious Activity Monitoring (SAM) anti-money laundering solution announced recently, as well as within its enterprise fraud and financial markets compliance solutions.

NICE Actimize’s recently-announced Autonomous Financial Crime Management approach represents a massive shift in unifying and mitigating risk through targeted utilization of big data, advanced analytics everywhere, artificial intelligence and robotic process automation which in concert reduce reputational risk.

For additional information:
•	NICE Actimize ACTone Investigation Management solutions, click here.
•	NICE Actimize Suspicious Activity Monitoring solution, click here.
•	NICE Actimize Autonomous Financial Crime Management approach, click here.
•	On-demand anti-money laundering and financial crime webinars, click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by  Mr. Friscia and Ms. Inscoe are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.